SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Material Fact

GOL Announces Filing of Form 15F to Deregister in The United States Under the Securities Exchange Act of 1934

São Paulo, February 26, 2025 – GOL Linhas Aéreas Inteligentes S.A. (B3: GOLL4) (“Company” or “GOL”), one of the leading airlines in Brazil, hereby informs, in accordance with Section 157, paragraph 4, of the Brazilian Law No. 6,404/1976 and the Brazilian Securities Commission (Comissão de Valores Mobiliários or the “CVM”) Resolution No. 44/2021, that the Company has filed today a Form 15F with the U.S. Securities and Exchange Commission (“SEC”) to terminate the registration of its preferred shares and American Depositary Shares (“ADSs”) under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as to terminate its reporting obligations under the Exchange Act. As a result of filing Form 15F, GOL’s obligations to file reports under the Exchange Act have been suspended and are expected to terminate 90 days after the filing, barring any objection by the SEC.

GOL has also initiated the termination process of the ADS program relating to its preferred shares by delivering a termination notice to The Bank of New York Mellon under the terms of the deposit agreement governing the ADS program. As previously informed, as a result of GOL’s Chapter 11 filing, the New York Stock Exchange (“NYSE”) suspended the trading of GOL’s ADSs on January 26, 2024 and removed GOL’s ADSs from listing and registration on the NYSE at the opening of business on February 9, 2024.

GOL will maintain its registration as a publicly-held company with the CVM, as well as its listing and the admission of its preferred shares to trading on the São Paulo Stock Exchange (B3 S.A. - Bolsa, Brasil, Balcão) under the ticker symbol “GOLL4,” and it will continue to be subject to applicable disclosure requirements under Brazilian laws and regulations. GOL intends to continue to disclose its periodic reports, annual and interim results and communications as required by applicable laws and regulations on its website (www.voegol.com.br/ir), including in English.

GOL reserves the right, for any reason, to withdraw the filing of the Form 15F prior to effectiveness, and to otherwise change its plans in respect of SEC deregistration and termination of its reporting obligations under applicable U.S. federal securities laws in any way.

Special Note Regarding Forward-Looking Statements

This press release contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “will,” “maintain”, “plans” and “intends” and similar expressions, as they relate to GOL, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made.

About GOL Linhas Aéreas Inteligentes S.A

GOL is one of Brazil's leading airlines and is part of the Abra Group. Since it was founded in 2001, the company has had the lowest unit cost in Latin America, democratizing air transport with the aim of “Being the First for All”. GOL has alliances with American Airlines and Air France-KLM and offers customers more than 60 codeshare and interline agreements, making connections to any place served by these partnerships more convenient and easier. GOL also has the Smiles loyalty program and GOLLOG for cargo transportation, which serves various regions in Brazil and abroad. The company has 13,900 highly qualified professionals focused on safety, GOL's number one value, and operates a standardized fleet of 138 Boeing 737 aircraft. The Company's shares are traded on B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Investor Relations

ir@voegol.com.br

www.voegol.com.br/ir

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2025

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Eduardo Guardiano Leme Gotilla
Name: Eduardo Guardiano Leme Gotilla Title: Chief Financial and IR Officer